SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes     ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars.

For convenience purposes, the Company’s consolidated financial statements as of and for the year ended December 31, 2001, have been translated into US dollars at the December 31, 2001 observed exchange rate of Ch$ 654.79 per US$ 1.00.

These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Company’s financial statements or could be converted into U.S. dollars at the rate indicated.

The principal components of assets and liabilities as of December 31, 2001 and 2002 are as follows:

	2001	2002
Assets	ThUS$	ThUS$
Current assets	1,153,149	1,144,899
Net fixed assets	3,758,665	3,838,238
Other assets	56,801	54,007

Total assets	4,968,615	5,037,144

	2001	2002
Liabilities and Shareholders Equity	ThUS$	ThUS$
Current liabilities	179,281	315,963
Long-term liabilities	1,666,363	1,507,598
Minority interest	6,254	6,127
Shareholders’ equity	3,116,717	3,207,456

Total liabilities	4,968,615	5,037,144

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

Total assets increased by 1.4%, or US$ 69 million, from December 31, 2001 to December 31, 2002. The increase is mainly attributable to a US$ 17 million increase in time deposits, a US$ 54 million increase in other current assets and a US$ 80 million increase in property, plant and equipment, partially offset by decreases of US$ 70 million in marketable securities, US$ 16 in recoverable taxes and US$ 23 million in other assets.

Total liabilities decreased by US$ 22 million from December 31, 2001 to December 31, 2002. The decrease is mainly attributable to a US$ 2 million net decrease in bank borrowings, a US$48 million net decrease in bonds and a US$ 5 million net decrease in other long-term liabilities.

The main financial and operating ratios are as follows:

Liquidity ratios	31.12.2001	31.12.2002
Current ratio	6.43	3.62
Acid ratio	4.15	2.33

The decrease in the current and acid ratios from 2001 to 2002 is primarily attributable to an increase in moving bank borrowings and bonds in the amount of US$ 117 million.

Debt indicators	31.12.2001	31.12.2002
Debt to equity ratio	0.59	0.57
Short-term debt to total debt	0.10	0.17
Long-term debt to total debt	0.90	0.83
Financial expenses covered	2.34	3.77

The debt ratio decreased 0.02 points from 2001 to 2002 due to the relatively low level of current and long-term bank borrowing and bonds.

On December 31, 2002 current liabilities correspond to 17.3% of total liabilities, while at the end of 2001 they represented 9.7%, due to the movement of obligations from being long-term to being short-term obligations.

The ratio of financial expenses covered increased 1.43 points. The increase is primarily attributable to a US$ 9 million increase in financial expenses and a US$ 137 million increase in net income from December 31, 2001 to December 31, 2002.

Operational ratios	31.12.2001	31.12.2002
Inventory turnover	1.61	1.59
Inventory permanence (days)	223.70	226.37

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	2001	2002	2001	2002
Operating income	ThUS$	ThUS$	%	%
Export sales
Pulp	648,967	593,998	56.97	50.00
Sawn timber and cut wood	215,634	289,471	18.93	24.37
Plywood and fiber panels	90,424	132,753	7.94	11.17
Forestry products	5,732	10,367	0.51	0.88

Total export sales	960,757	1,026,589	84.35	86.42

Pulp	36,098	34,766	3.17	2.93
Sawn timber and cut wood	59,066	53,814	5.18	4.53
Forestry products	26,650	20,733	2.34	1.75
Plywood and fiber panels	46,352	45,644	4.07	3.84
Other	10,179	6,472	0.89	0.53

Total domestic sales	178,345	161,429	15.65	13.58

Total operating income	1,139,102	1,188,018	100.00	100.00

	2001	2002	2001	2002
Operating costs	ThUS$	ThUS$	%	%
Timber	121,161	105,057	19.99	18.67
Forestry work	119,014	122,916	19.64	21.84
Depreciation	120,405	96,984	19.87	17.23
Maintenance costs	55,908	42,010	9.22	7.46
Chemical products	60,447	55,070	9.97	9.78
Sawing services	59,783	67,313	9.86	11.96
Other raw materials and indirect costs	46,667	54,154	7.70	9.62
Energy and fuel costs	22,686	19,298	3.75	3.44

Total operating costs	606,071	562,802	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

Analysis of Operating Income

Operating income includes net income of US$ 390 million compared to US$ 294 million in 2001, an increase of US$ 96 million. The increase is primarily due to a US$ 92 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of US$ 96 million during 2002, compared to a non-operating loss of US$ 199 million in 2001. This year’s loss was primarily caused by the following items:

•	The foreign currency exchange rate loss, which changed from a loss of US$ 139 million in 2001 to income of US$ 3 million in 2002, largely due to the impact of the devaluation of the Chilean peso in 2001, which was not applicable in 2002 because the Company started using U.S. dollars instead of Chilean pesos in their accounting records, starting January 1, 2002.

•	Financial expenses, which increased by US$ 9 million from US$ 104 million in 2001 to US$ 113 million in 2002, largely due to the increase in bonds payable.

•	Other non-operating income, which decreased US$ 14 million from 2001 to 2002, due to the reserve adjustment of conversion in accordance with Technical Bulletin No. 64, “Accounting for Investments Abroad,” issued by the Accountants Association of Chile (“B.T. No 64”) for the investment made in Alto Paraná S.A. in 2001.

•	The price-level restatement, which decreased from US$ 19 million in 2001 to US$ 0.4 million in 2002, due to the fact that the Company and subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. prepared their accounting records in US$ dollars in 2002.

Profitability ratios	31.12.2001	30.09.2002
Equity yield	4.61	8.77
Asset performance ratio	2.98	5.55
Operating asset ratio	6.30	7.89
Income per share (US$)	1.24	2.45
EBITDA (*)	226,026	436,901
Income after tax ThUS$	95,847	257,990

(*)	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

3.	MARKET SITUATION

The market for long fiber bleached pulp (BKP) experienced significant price fluctuations during the year 2002, primarily due to weak demand for impression and notary paper in Europe and the United States during the period, as well as high levels of operation of pulp mills in the northern hemisphere.

Arauco’s competitors in the production of BKP are primarily found in Canada, Brazil, the United States and the Scandinavian countries. In 2002, Arauco’s competitors were active in the BKP market, and, because production was greater than global demand, there was pressure on price levels. As a result, pulp inventories in these countries increased beginning in June 2002, but began to decrease in December 2002.

Arauco’s percentage share of the global BKP market has historically been between 5% and 6%. During 2002 there was no increase in installed capacity.

Plywood sales fell in the United States due to an increase in the inventory held by American companies for a possible war. Prices in this market have decreased. Mexico also has been affected by the United States’ slow activity, and Mexican volumes and prices also decreased. At the same time, however, sales in the European market are relatively good, and there has been no change in prices.

There was poor activity in the plywood market in South Korea after the soccer World Cup, leading to a decrease in the price of MDF. China has experienced less activity with lower prices than during the first six months of the year.

There was greater demand for MDF in the Middle East because of less competition from Europe due to variations in the exchange rate. The demand on hard board mills continues to be high. However, local market demand has been weak, due to the introduction of Argentinean products with lower prices.

There was great activity in sawn timber and remanufactured wood products in Europe, especially considering the Euro exchange rates. Sales in Japan, Taiwan, Korea and China were active, with increases in both prices and volume. The war in Iraq could affect the market in 2003.

Activity in the North American market (especially the United States and Mexico) decreased at the end of 2002, but it is expected to improve after March 2003, although it will be hampered by the war in Iraq.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2002

Amounts in thousands of U.S. dollars, except as indicated.

4.	ANALYSIS OF CASH FLOW

	31.12.2001 ThCh$	31.12.2002 ThUS$
Operating cash flow	229,901	433,652
Cash flow from financing activities	210,801	(126,418)
Cash flow from investment activities	(126,379)	(379,969)

Net cash flow for the year	314,323	(72,735)

The increase in operating cash flows is largely due to an increase in collections of trade accounts receivable of US$229 million and other income of US$ 49 million, offset by higher payments to suppliers and staff of US$75 million and interest paid of US$ 11 million.

The net positive cash flows from financing activities in 2001 was largely due to loans incurred as well as issuances of bonds. The net negative cash flow in 2002 is primarily due to the payment of dividends and loan payments.

The variation in cash flows from investment activities is largely due to the impact of decreased sales of financial instruments as well as an increase in purchases of property, plant and equipment in 2002 as compared to 2001, due to the start of Valdivia Mill Project.

5.	MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. Both their assets and their liabilities are denominated in US dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate is significantly decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,
ASSETS	2001 ThUS$	2002 ThUS$
CURRENT ASSETS :
Cash	6,708	9,534
Time deposits	2,687	19,564
Marketable securities (note 3)	420,392	350,283
Trade accounts receivable (note 4)	203,609	180,880
Notes receivable	6,012	5,435
Other receivables	19,074	25,739
Notes and accounts receivable from related parties (note 18)	710	—
Inventories (note 5)	388,582	392,787
Recoverable taxes	43,007	26,649
Prepaid expenses	20,162	16,620
Deferred tax assets (note 15)	4,815	25,501
Other current assets	37,391	91,907

Total current assets	1,153,149	1,144,899

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	366,275	355,971
Forests	1,934,421	1,848,919
Buildings and other infrastructure	1,341,735	1,367,936
Machinery and equipment	1,371,485	1,402,483
Other	220,803	437,590
Technical revaluation	68,974	68,769
Less: Accumulated depreciation	(1,545,028)	(1,643,430)

Net property, plant and equipment	3,758,665	3,838,238

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	18,078	20,768
Investments in other companies	149	139
Goodwill (note 8)	4,512	3,954
Negative goodwill (note 8)	(33,084)	(12,610)
Long-term receivables	6,213	4,199
Intangibles	526	494
Amortization	(136)	(152)
Other (note 9)	60,543	37,215

Total other non-current assets	56,801	54,007

Total assets	4,968,615	5,037,144

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Consolidated Balance Sheets Amounts in thousands of U.S. dollars, except as indicated.
	At December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2001 ThUS$	2002 ThUS$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	87	32,139
Current portion of long-term bank borrowings (note 14)	38,851	41,952
Current portion of bonds (note 12)	32,193	109,396
Current portion of other long term liabilities	1,056	278
Dividends payable	1,678	1,330
Trade account payable	68,101	76,514
Notes payable	3	126
Sundry accounts payable	10,097	10,220
Notes and accounts payable to related companies (note 18)	681	1,935
Accrued liabilities (note 13)	19,819	15,396
Withholding taxes	5,356	4,930
Income tax payable	—	17,829
Deferred income	1,302	1,111
Other current liabilities	57	2,807

Total current liabilities	179,281	315,963

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	289,670	252,363
Bonds (note 12)	1,282,963	1,157,500
Notes payable	1	1
Sundry accounts payable	7,974	295
Accrued liabilities (note 13)	7,802	9,043
Deferred tax liabilities (note 15)	71,865	87,732
Other long-term liabilities	6,088	664

Total long-term liabilities	1,666,363	1,507,598

Minority interest (note 25)	6,254	6,127

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,470,901	1,356,030
Retained earnings	1,158,087	1,259,743
Net income for the period	139,910	277,189
Interim dividends	(5,357)	(38,682)

Total shareholders’ equity	3,116,717	3,207,456

Total liabilities and shareholders’ equity	4,968,615	5,037,144

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,
	2001 ThUS$	2002 ThUS$
OPERATING INCOME:
Sales revenue (note 21)	1,139,102	1,188,018
Cost of sales (note 22)	(606,071)	(562,802)
Gross profit	533,031	625,216
Administration and selling expenses (note 22)	(239,364)	(234,905)

Operating income	293,667	390,311

NON-OPERATING INCOME:
Interest earned	14,959	21,995
Share of net income of related companies (note 7)	1,463	2,558
Other non-operating income (note 23)	20,364	6,169
Amortization of goodwill (note 8)	(1,047)	(4,435)
Interest expenses	(103,680)	(113,035)
Other non-operating expenses (note 24)	(10,883)	(11,533)
Price-level restatement (note 1)	18,690	(441)
Foreign currency exchange rate (note 1)	(138,607)	2,592

Non-operating loss	(198,741)	(96,130)

Income before taxes, minority interest and amortization of negative goodwill	94,926	294,181
Income taxes (note 15)	921	(36,191)
Income before minority interest and amortization of negative goodwill	95,847	257,990
Minority interest (note 18)	(210)	(267)
Income before amortization of negative goodwill	95,637	257,723
Amortization of negative goodwill (note 8)	44,273	19,466

Net income	139,910	277,189

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,
	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES	ThCh$	ThCh$
Net income	139,910	277,189
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(1,426)	(446)
Items affecting income not involving the movement of cash:
Depreciation	126,043	103,184
Amortization of intangibles	29	28
Write-offs and provisions	2,428	1,108
Profit from investments accounted for under the equity method	(1,493)	(2,559)
Loss from investments accounted for under the equity method	30	1
Amortization of goodwill	1,047	4,435
Amortization of negative goodwill	(44,273)	(19,466)
Net price level restatement	(18,690)	441
Foreign currency exchange rate	138,607	(2,592)
Others	34,597	14,535
Decrease (Increase) in current assets:
Clients and debtors	(122,134)	46,429
Inventory	5,222	321
Other current assets	(8,183)	(18,108)
Increase (Decrease) in current liabilities:
Suppliers and creditors	(2,436)	5,253
Interest payable	13,106	1,853
Provision for income taxes	(31,042)	19,714
Other current liabilities	(1,441)	2,332

Net cash flows from operating activities	229,901	433,652

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,
	2001	2002
CASH FLOWS FROM FINANCING ACTIVITIES	ThUS$	ThUS$
Loans from financial institutions	319,537	2,484
Bonds	410,052	—
Dividends paid	(65,428)	(71,762)
Loans paid	(308,658)	(40,087)
Repayments of bonds	(127,792)	(17,078)
Other financing activities	(16,910)	25

Net cash flow from financing activities	210,801	(126,418)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	4,862	2,590
Sales of financial instruments	83,248	8,491
Purchase of property, plant and equipment	(191,846)	(343,322)
Investments in other companies	(3,292)	(9,429)
Purchases of financial instruments	(19,586)	(8,002)
Other investments	235	(30,297)

Net cash flow from investment activities	(126,379)	(379,969)

Net cash flows from operating, investing and financing activities	314,323	(72,735)

Effect of inflation	(3,452)	29,924

Net decrease in cash and cash equivalents	310,871	(42,811)
Initial balance of cash and cash equivalents	131,334	442,205

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	442,205	399,394

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US).

The consolidated financial statements as of December 31, 2001 and 2002 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2002			Total as of December 31, 2001
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (México)	—	99.99	99.99	—
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.93	99.93	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	—
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.90
Arauco Europe S.A. (Switzerland)	0.01	58.79	58.80	—
Arauco Forest Products B.V.(The Netherlands)	—	99.93	99.93	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99,99	99.92
Arauco Perú S.A. (ex—Cholguán Lima S.A.) (Perú)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (México)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	50.89
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	—
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.28
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	98.07
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	—	99.99	99.99	99.99
Inversiones Celco S.L. (España)	99.93	0.06	99.99	—
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (USA)	0.00	99.61	99.61	—
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(b)	Currency records

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF – and foreign currency – denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule”, according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31,
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November79 30,
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2001	16,262.66
December 31, 2002	16,744.12

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 17 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,
	2001 Ch$	2002 Ch$
U.S. dollar	654.79	718.61
Yen	4.99	6.07
Euro	578.18	752.55
DM	295.74	—
GBP	948.01	1,152.91

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1 (n).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting years was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2001 ThUS$ Credit (Charge)	2002 ThUS$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity	(87,469)	—
Shareholders’ equity of subsidiaries in chilean pesos	—	(59,848)
Property, plant and equipment, net	85,361	54,688
Inventories	7,353	5,095
Other assets and liabilities, net	16,745	2,013

Net effect on income	21,990	1,948

Price-level restatement of income statement accounts	(3,300)	(2,389)

Credit (charge) to income by CPI	18,690	(441)

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2001 ThUS$ Credit (Charge)	2002 ThUS$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	9,794	727
Inventories	(68)	(365)
Other assets	(39,656)	(7,742)
Liabilities restating by foreign currency
Bank borrowings	(11,516)	(1)
Bonds	(108,767)	289
Other liabilities	11,606	9,684

Net effect on income by foreign currency	(138,607)	2,592

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A. and Paneles Arauco S.A. are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(f)	Property, plant and equipment, continued

(j) Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

(i) Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At December 31, 2002, deferred income taxes have been recognized at the end of each year for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was US$ 1,454 thousand and US$ 1,579 thousand for the years ended December 31, 2001 and 2002, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002 the financial statements of the Company’s foreign subsidiaries are translated into US dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into US dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001 under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in US dollars. For the years ended December 31, 2002 and 2001, as allowed by B.T. No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 3.37 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a loss of US$ 25.0 million.

As of December 31, 2002 the Company’s investments in Argentina represented 13.0% of its consolidated assets, compared to 12.6% at December 31, 2001.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, the majority of which are denominated in local currency, were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Bonds	489	—
Units in mutual funds	419,886	350,283
Shares	17	—

Total marketable securities	420,392	350,283

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Trade accounts receivable	207,122	183,561
Allowance for doubtful accounts	(3,513)	(2,681)

Total trade accounts receivable	203,609	180,880

As of December 31, 2001 and 2002, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Finished goods (pulp)	30,859	25,031
Finished goods (sawn timber)	65,893	86,049
Finished goods on consignment (pulp)	30,242	22,607
Work in progress	2,406	2,609
Sawlogs, pulpwood and chips	13,284	10,950
Raw material	38,204	43,917
Forests under exploitation	195,976	189,698
Other	11,718	11,926

Total inventories	388,582	392,787

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Buildings and other infrastructure	3,741	3,350
Machinery and equipment	789	659
Other	3	2

Total increase in value due to technical revaluation of property, plant and equipment	4,533	3,981

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Depreciation of:
Property, plant and equipment (excluding land and forests)	125,211	102,632
Technical revaluation	832	552

Total	126,043	103,184

Accumulated depreciation was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,481,470	1,579,473
Technical revaluation	63,558	63,957

Total	1,545,028	1,643,430

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Price-level restated cost of forests	635,901	528,641
Commercial valuation increment	1,298,520	1,320,278

Total	1,934,421	1,848,919

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of US$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of US$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and November, 2002 the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of US$ 1,016 thousand in Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of US$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil’s paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the first six months of 2002 the Company made a capital contribution of US$ 40 thousand to form Arauco Europe S.A.

On August 27, 2002, the Company acquired 7,622,489 shares of Inversiones Cholguán S.A. (the current Arauco Internacional S.A.), corresponding to approximately 98% participation in the former subsidiary of Forestal Cholguán S.A. The Company paid Ch$ 15,168,753 thousand, equivalent to US$ 21,210 thousand for the shares. At the end of 2002, Arauco Internacional S.A. is the parent company of most Arauco foreign subsidiaries.

In October 2002, the Company acquired 16.67% of Inversiones Puerto Coronel S.A. for US$4,500 thousand, obtaining US$ 2,599 thousand of goodwill in the process.

On November 20, 2002, Arauco’s subsidiary Arauco Wood Products, Inc. purchased 100% of Southwoods-Arauco Lumber LLC for US$ 4,900 thousand. The investment resulted in goodwill of US$ 1,500 thousand.

On December 11, 2002, the Company contributed directly and indirectly through Arauco Internacional S.A., the equivalent of 100,000 euros for the formation of Inversiones Celco S.L. in Spain.

On December 23, 2002, the Company contributed US$ 647,600 thousand in the form of shares of Industrias Forestales S.A. to participate in a capital increase of Inversiones Celco S.L. The company’s subsidiary Arauco Internacional S.A. contributed US$ 446 thousand in shares of Arauco Denmark ApS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

During 2001, Arauco made the following investments in related companies:

Between January and December 2001 Arauco’s subsidiary Forestal Arauco S.A. purchased 377,485 shares of Forestal Cholguán S.A. for US$ 159 thousand. The investment resulted in negative goodwill of US$35 thousand for Forestal Arauco S.A.

In July 2001 the Company acquired 16.66% of Inversiones Puerto Coronel S.A. for the amount of US$3,060 thousand, resulting in goodwill of US$ 1,376 thousand.

On March 01, 2001, the Company made a contribution to Araucomex S.A. de C.V. in the amount of US$115 thousand, equivalent to 99% of its total capital.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with financial institutions (Morgan Guaranty Trust) and with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

Dividends received

Arauco received dividends from Puerto de Lirquén S.A. totaling US$ 480 thousand in 2001 and US$687 thousand in 2002. In addition received US$ 115 thousand from Inversiones Puerto Coronel S.A. in 2002.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

7.	INVESTMENTS IN RELATED COMPANIES, continued

Investment in Alto Paraná S.A.

During June of 2001, Alto Paraná S.A. repurchased all of its preferred shares held by the Company. As a result of the repurchase the Company realized a portion of its cumulative translation adjustment related to this investment, in accordance with B.T. No. 64, in the amount of US$ 11,670 thousand. See note 23.

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2001%	2002%	2001 ThUS$	2002 ThUS$	2001 ThUS$	2002 ThUS$
Puerto de Lirquén S.A.	20.14	20.14	13,797	13,785	993	1,513
Inversiones Puerto Coronel S.A.	33.33	50.00	3,950	6,618	500	1,016
Sociedad CDEC-SIC Ltda.	8.00	7.69	24	48	(5)	(1)
Servicios Corporativos Sercor S.A. (1)	20.00	20.00	307	317	(25)	30

Total			18,078	20,768	1,463	2,558

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each year-end was as follows:

	As of December 31,
	2001		2002
	Amortization for the year ThUS$	Balance of negative goodwill ThUS$	Amortization for the year ThUS$	Balance of negative goodwill ThUS$
Alto Paraná S.A.	25,834	2,386	1,419	967
Industrial y Forestal Misiones S.A.	12,114	12,114	12,114	—
Licancel S.A.	907	2,495	907	1,587
Forestal Cholguán S.A.	4,720	15,131	4,424	9,777
Maderas Prensadas Cholguán S.A.	698	958	602	279

Total negative goodwill	44,273	33,084	19,466	12,610

b) Goodwill as of each year-end was as follows:

	As of December 31,
	2001		2002
	Amortization for the year ThUS$	Balance of goodwill ThUS$	Amortization for the year ThUS$	Balance of goodwill ThUS$
Forestal El Aguaray S.A.	120	308	34	51
Paneles Arauco S.A.	786	2,947	786	2,162
Inversiones Puerto Coronel S.A.	140	1,257	1,016	241
Arauco Internacional S.A.	1	—	—	—
Inversiones Puerto Coronel S.A.	—	—	2,599	—
Southwoods-Arauco Lumber L.L.C.	—	—	—	1,500

Total goodwill	1,047	4,512	4,435	3,954

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Recoverable taxes	37,549	19,208
Bond issue expenses	18,212	14,706
Discounts on bond issues	2,747	2,285
Financial instruments	536	479
Other	1,499	537

Total other non-current assets	60,543	37,215

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Total outstanding	87	32,139
Principal outstanding	87	32,125
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Obligations in foreign currency	61	32,078
Obligations in local currency	26	61

Total current bank borrowings	87	32,139

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Current portion of bonds	32,193	109,396
Current portion of other long-term liabilities	1,056	278
Trade accounts payable	68,101	76,514
Notes payable	3	126
Accounts and notes payable to related parties	681	1,935
Current provisions	19,819	15,396
Sundry accounts payable and other liabilities	18,490	38,227

Total	140,343	241,872

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of December 31,
	2001%	2002%
Foreign currency	43.74	40.55
Local currency	56.26	59.45

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of December 31, 2002.

The balances of the bonds were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Current
Series A bonds	4,063	2,326
Series B bonds	314	293
Yankee Bonds 1st Issue	518	80,733
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	9,703	8,749
Yankee Bonds 4th Issue	9,214	8,914

Total current (including accrued interest)	32,193	109,396

Long-term
Series A bonds	2,438	—
Series B bonds	310	—
Yankee Bonds 1st Issue	180,215	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	270,500
Yankee Bonds 4th Issue	400,000	387,000

Total long-term	1,282,963	1,157,500

Less total accrued interest	27,940	26,603

Total principal outstanding	1,287,216	1,240,293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001

Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThUS$200,000 12 years ThUS$ 100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000	10 years ThUS$ 300,000	10 years ThUS$400,000
20 years ThUS$ 125,000

Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000	10 years ThUS$300,000	10 years ThUS$400,000
20 years ThUS$ 125,000

Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90

Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011

Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

As of December 31, 2002, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThUS$
2003 (*)	26,603
2004	182,793
2005	—
2006	175,000
2007 and thereafter	882,500

Total	1,266,896

(*) This amount includes US$ 26,603 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1:2.1

•	Arauco’s current liabilities must not exceed its current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Accrued liabilities
Accrual for staff vacations	3,712	4,140
Plant maintenance accrual	5,818	3,997
Standby letters of credit	710	631
Accrual for contingencies	1,630	—
Staff severance indemnities	470	488
Selling and other transportation costs provisions	1,453	1,116
Electrical expense provision	1,326	789
Pending monthly provisional payments	287	290
Salary and benefits of the staff	1,460	1,385
Forestry activity expenses	75	565
Other current liabilities	2,878	1,995

Total accrued liabilities	19,819	15,396

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Balance at beginning of year	7,679	8,070
Provision during the year	1,313	1,257
Provision in asset	—	161
Payments during the year	(720)	(815)

Balance as of period-end	8,272	8,673

	As of December 31,
	2001 ThUS$	2002 ThUS$
Shown in the balance sheet as:
Current	470	488
Long-term	7,802	8,185

Total	8,272	8,673

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of December 31, 2001		As of December 31, 2002
Bank or financial institution	Denomination	Long-term Portion	Short-term Portion	Long-term Portion	Short-term Portion
		ThUS$	ThUS$	ThUS$	ThUS$
Morgan Guaranty Trust Company (1) (a)	US$	37,500	37,622	—	37,534
J.P. Morgan–Chase (1) (b)	US$	250,000	928	250,000	3,850
Tesoro Argentino (2)	US$	2,170	301	2,363	568

Total long-term bank borrowings		289,670	38,851	252,363	41,952

The weighted average interest rates for foreign currency-denominated debt for the periods ended December 2001 and 2002 were 3.62% and 2.23%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at December 31, 2001 and 2002 was 6.20% and 1.38%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(1) Alto Paraná Loans

a) The Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b)The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(2) Tesoro Argentino

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of December 31, 2001 and 2002 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c)	Maturity of long-term bank borrowings

As of December 31, 2002, the maturities of long-term bank borrowings payable were as follows:

Year	ThUS$
2003	41,952
2004	100,343
2005	100,414
2006	51,049
2007 and thereafter	557

Total	294,315

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to US$ 15,870 thousand and US$40,652 thousand for the periods ended December 31, 2001 and 2002, respectively. Furthermore, Arauco established provisions for US$ 68 thousand as of December 31, 2001 and US$ 90 thousand as of December 31, 2002 in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Income tax	(15,870)	(40,652)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(68)	(90)
Deferred income tax	14,085	14,814
Tax benefits for tax losses	5,388	810
Amortization of complementary accounts	(2,430)	(952)
Adjustment expense taxes last year	(184)	233
Changes in valuation provision	—	(12,258)

Total Income Tax	921	(36,191)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2002 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThUS$
	With Credit ThUS$	Without Credit ThUS$
Balance as of December 31, 2000	4,627	54	817
Balance as of December 31, 2001	27,961	1,150	4,934
Balance as of December 31, 2002	85,355	16,065	16,243

Total	117,943	17,269	21,994

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1 (g), as of December 31, 2001 and 2002, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2001
	Deferred tax assets		Deferred tax liabilities
	Current ThUS$	Long term ThUS$	Current ThUS$	Long term ThUS$
Allowance for doubtful accounts	1,133	121	—	—
Deferred revenues	228	35	—	—
Accrual for staff vacations	826	—	—	—
Production costs	—	—	6,310	43
Property, plant and equipment depreciation	—	—	—	76,082
Capitalized expenses	—	—	761	2,228
Obsolescence reserve	573	—	—	—
Debt issue and project expenses	—	—	—	8,613
Staff severance indemnities	958	352	—	—
Leasing assets	77	9	71	45
Tax loss carry forwards	3,678	3,615	—	—
Property, plant and equipment valuation	—	92,689	—	33,749
Accrual for contingencies	1,256	—	—	—
Plant maintenance accrual	676	—	—	—
Argentine peso devaluation	2,586	10,346	—	—
Other	797	774	249	853

Total	12,788	107,941	7,391	121,613

Complementary accounts, net of accumuated amortization (1)	(650)	(52,980)	(68)	(37,857)
Valuation provision	—	(43,070)	—	—

Total	12,138	11,891	7,323	83,756

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2002
	Deferred tax assets		Deferred tax liabilities
	Current	Long term	Current	Long term
	ThUS$	ThUS$	ThUS$	ThUS$
Allowance for doubtful accounts	770	131	—	—
Deferred revenues	967	39	—	—
Accrual for staff vacations	588	—	—	—
Production costs	—	—	5,517	—
Capitalized expenses	—	—	1,758	3,876
Property, plant and equipment depreciation	—	—	—	74,867
Staff severance indemnities	997	396	—	—
Debt issue and project expenses	—	—	—	8,457
Obsolescence reserve	681	—	—	—
Accrual for contingencies	358	—	—	—
Tax loss carryforwards	25,563	5,841	—	—
Property, plant and equipment valuation	—	28,823	—	16,645
Leasing assets	70	—	68	33
Plant maintenance accrual	650	—	—	—
Impact of devaluation of Argentine peso	1,477	5,908	—	—
Other	1,851	303	74	812

Total	33,972	41,441	7,417	104,690

Complementary accounts, net of accumulated amortization (1)	(91)	(15,882)	(135)	(15,474)
Valuation provision	(1,098)	(24,075)	—	—

Total	32,783	1,484	7,282	89,216

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of US$ 289 thousand during the period ending December 31, 2001 and US$ 631 thousand during the period ending December 31, 2002.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each year-end.

		At December 31,
	Currency	2001 ThUS$	2002 ThUS$
Assets
Current Assets:
Cash and banks	US$	3,791	7,209
Cash and banks	Ch$	1,382	1,798
Cash and banks	Other currencies	1,535	527
Time deposits and marketable securities	US$	162,570	171,697
Time deposits and marketable securities	Ch$	60,902	30,989
Time deposits and marketable securities	Other currencies	199,607	167,161
Trade accounts receivable	US$	176,697	155,907
Trade accounts receivable	Ch$	22,585	18,815
Trade accounts receivable	Other currencies	4,327	6,158
Other accounts receivable	US$	9,530	17,571
Other accounts receivable	Ch$	15,556	13,386
Other accounts receivable	Other currencies	—	217
Inventories	US$	63,060	179,097
Inventories	Ch$	325,522	213,690
Other current assets	US$	29,133	136,253
Other current assets	Ch$	76,952	24,092
Other current assets	Other currencies	—	332

Total current assets		1,153,149	1,144,899

Property, plant and equipment and other assets:
Property, plant and equipment	US$	1,058,695	1,728,193
Property, plant and equipment	Ch$	2,699,970	2,110,045
Other assets	US$	48,514	43,915
Other assets	Ch$	8,287	10,092

Total property, plant and equipment and other assets		3,815,466	3,892,245

Total assets		4,968,615	5,037,144

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2001 ThUS$	2002 ThUS$
Liabilities
Current liabilities:
Current bank borrowings	US$	62	32,034
Current bank borrowings	Ch$	25	61
Current bank borrowings	Other currencies	—	44
Current portion of long-term bank borrowings	US$	38,851	41,952
Current portion of bonds	US$	27,816	106,777
Current portion of bonds	Ch$	4,377	2,619
Notes and trade accounts payable	US$	27,627	25,881
Notes and trade accounts payable	Ch$	40,301	48,147
Notes and trade accounts payable	Other currencies	176	2,612
Other current liabilities	US$	14,616	17,097
Other current liabilities	Ch$	25,430	38,739

Total current liabilities		179,281	315,963

Long-term liabilities:
Long-term bank borrowings	US$	289,670	252,363
Bonds	US$	1,280,215	1,157,500
Bonds	Ch$	2,748	—
Other long-term liabilities	US$	13,534	1,289
Other long-term liabilities	Ch$	80,196	96,446

Total long-term liabilities		1,666,363	1,507, 598

Total liabilities		1,845,644	1,823,561

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of December 31,
Company	Relationship	2001 ThUS$	2002 ThUS$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	710	—	Accounts receivable

Total current assets		710	—

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	174	472	Accounts payable
Puerto de Lirquén S.A.	Affiliate	235	175	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	164	31	Accounts payable
Abastible S.A.	Affiliate	5	39	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	5	—	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	—	33	Accounts payable
Fundación Educacional Arauco	Affiliate	89	149	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	9	—	Accounts payable
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	—	1,036	Accounts payable

Total current liabilities	681		1,935

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the year-ended December 31, 2001 and 2002, Arauco had the following related party transactions that affected net income:

		Purchases (sales) Year ended December 31,
		2001	2002
		ThUS$	ThUS$
(a)	Compañía de Petróleos de Chile S.A.:
	Purchases of fuel	10,990	12,128
	Other Sales	(1)	(1)
(b)	Puerto de Lirquén S.A.:
	Port services	1,563	2,046
(c)	ABC Comercial S.A.:
	Other Purchases	7	81
(d)	Abastible S.A.:
	Purchases of fuel	279	217
(e)	Frontel S.A.:
	Electric power purchases	59	—
(f)	Compañía de Seguros
	Generales Cruz del Sur S.A.:
	Direct insurance premiums	7,210	2,990
(g)	Compañía de Turismo de Chile Ltda.
	Purchase of tickets	114	—
(h)	Cía. Puerto de Coronel S.A:
	Stockpiling services	2,159	695
	Other sales	—	(1)
(i)	Soc. Austral de Electricidad S.A.		—
	Electric power purchases	30	—
	Other sales	(2)	—
(j)	Sigma Servicios Informáticos S.A.
	Processing service	31	—
(k)	Portaluppi, Guzmán y Bezanilla Abogados
	Legal advice	(695)	(277)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii)The interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2001 and 2002 are as follows:

December 31, 2001	Paid-in capital ThUS$	Share premium ThUS$	Forestry and other reserves ThUS$	Retained earnings from prior years ThUS$	Interim dividends ThUS$	Net income for the year ThUS$	Total ThUS$
Balance as of December 31, 2000	337,100	5,455	1,348,442	961,709	(65,386)	283,940	2,871,260
Prior period income allocation	—	—	—	283,940	—	(283,940)	—
Equity price level restatement	10,451	170	41,638	35,211	—	—	87,470
Dividends paid	—	—	—	(122,773)	65,386	—	(57,387)
Cumulative translation adjustment	—	—	29,030	—	—	—	29,030
Forestry reserve	—	—	54,461	—	—	—	54,461
Forestry reserve adjustment related to subsidiaries	—	—	(2,670)	—	—	—	(2,670)
Interim dividends	—	—	—	—	(5,357)	—	(5,357)
Net income for the year	—	—	—	—	—	139,910	139,910

Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY, continued

December 31, 2002	Paid-in capital	Share premium	Forestry and other reserves	Earnings from prior years	Interim dividends	Net income for the year	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Dividends paid	—	—	—	(38,254)	5,357	—	(32,897)
Cumulative translation adjustment	—	—	49	—	—	—	49
Forestry reserve	—	—	25,578	—	—	—	25,578
Forestry reserve adjustment related to subsidiaries	—	—	(3,820)	—	—	—	(3,820)
Conversion adjustment related to subsidiaries	—	—	(136,678)	—	—	—	(136,678)
Interim dividends	—	—	—	—	(38,682)	—	(38,682)
Net income for the year	—	—	—	—	—	277,189	277,189

Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456

The number of shares authorized, issued and outstanding as of December 31, 2001 and 2002 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Export sales
Bleached pulp	504,517	465,494
Unbleached pulp	144,450	128,504
Sawlogs	181	2,916
Flitches	5,324	6,027
Sawn timber	113,353	155,170
Remanufactured wood products	96,957	128,274
Plywood and fiber panels	90,424	132,753
Posts	5,551	7,451

Total export sales revenue	960,757	1,026,589

Domestic sales
Bleached pulp	35,034	32,967
Unbleached pulp	1,064	1,799
Sawlogs	15,865	14,041
Pulplogs	10,785	6,692
Sawn timber	46,392	44,724
Remanufactured wood products	12,658	9,090
Chips	1,213	653
Electric power	3,121	4,591
Plywood and fiber panels	46,352	45,644
Other	5,861	1,228

Total domestic sales revenue	178,345	161,429

Total sales revenue	1,139,102	1,188,018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Timber	121,161	105,057
Chemical products	60,447	55,070
Maintenance costs	55,908	42,010
Depreciation	120,405	96,984
Energy and fuel costs	22,686	19,298
Forestry works	119,014	122,916
Port costs	10,467	8,540
Sawing services	59,783	67,313
Electric power costs	8,108	9,885
Other raw materials, indirect cost and other	28,092	35,729

Total cost of sales	606,071	562,802

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Wages and salaries	32,373	27,495
Insurance	3,885	4,388
Depreciation	5,154	5,584
Freight	114,175	113,645
Other transportation costs	31,091	32,630
Selling expenses	20,456	16,766
Other administrative expenses	32,230	34,397

Total administration and selling expenses	239,364	234,905

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Reimbursement of customs duties	2,842	2,160
Rental income	174	323
Profit on sale of other services	131	40
Insurance recoveries	829	74
Gain on sale of energy	—	151
Sale of materials and others	223	151
Gain on sale of property, plant and equipment	1,426	446
Reserve on sale for adjustment conversion	11,670	—
Other income	3,069	2,824

Total other non-operating income	20,364	6,169

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Other services and fees	588	76
Other depreciation and amortization	844	523
Write-off of damaged forest	415	1,581
Donations	547	400
Severance payments	142	14
Project expenses	763	383
Write-off of obsolete material	24	346
Provision for uncollectible accounts receivable	728	309
Legal expenses	110	58
Taxes	3,522	3,988
Adjustment for sale expenses of the previous year	—	285
Indirect expenses starting Planta Paneles	—	2,081
Import expenses	342	340
Other expenses	2,858	1,149

Total other non-operating expenses	10,883	11,533

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	195	197
Forestal Arauco S.A.	1,631	1,630
Forestal Cholguán S.A.	4,205	4,069
Controladora de Plagas Forestales S.A.	223	197
Arauco Europe S.A.	—	34

Total	6,254	6,127

The income value corresponding to the shareholder minority interest in each of the Companys’ subsidiaries was as follow:

	As of December 31,
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	3	(5)
Forestal Arauco S.A.	(63)	(79)
Arauco Internacional S.A. (ex—Inversiones Cholguán S.A.)	8	—
Forestal Cholguán S.A.	(159)	(188)
Controladora de Plagas Forestales S.A.	1	14
Arauco Europe S.A.	—	(9)

Total	(210)	(267)

26.	SANCTIONS

During the years ended December 31, 2001 and 2002, neither the Company, any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

The Gas and Electric Commission applied administrative fines equivalent to Ch$ 72,003 thousand to the subsidiary Arauco Generación S.A. for deficiency in the Central Interconnectal System and in the CDEC-SIC. These administrative fines are pending since they are being appealed to the Justice Tribunal and to the Gas and Electrical Commission. A provision for the amount of these fines has been made in the Financial Statements.

The Chilean Tax Commission applied fines, with interest, equivalent to Ch$ 428 thousand to the subsidiary Servicios Logísticos Arauco S.A. for due rectificatory declarations.

The Chilean Tax Commission applied fines, with interest, equivalent to US$ 44 thousand to the subsidiary Paneles Arauco S.A. for differences in withholding taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2001 and 2002 were US$ 2,057 thousand and US$ 3,706 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each year are shown below.

	As of December 31,
	2001 ThUS$	2002 ThUS$

Stamp tax	9,440	7,741
Underwriters commission	5,616	4,618
Rate insurance commission	400	293
Risk evaluation	107	84
Accounting advice	44	32
Printing costs	99	77
Legal advice	500	419
Repayment of bonds	4,708	4,085
Other	148	115

Total bond issue costs	21,062	17,464

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	5.0 million	2003
Plywood Mill expansion	US$	3.0 million	2003
Valdivia Mill construction project	US$	98.7 million	2003
Valdivia Mill construction project	US$	333.4 million	2003
Valdivia Mill construction project	US$	128.8 million	2004
Capital contribution in Eka Chile S.A.	US$	25.0 million	2003

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2002

Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2002.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: US$ 231 thousand. Estimated future cost: US$ 818 thousand.

•	Project to decrease the consumption of chemical products in the process of manufacturing pulp. Spent: US$ 68 thousand. No future costs are forecasted.

•	Project for decreasing the introduction of dust and ash to the environment. Spent: US$ 49 thousand. No future costs are forecasted.

•	Project to reduce any gases and steam which are a byproduct of the mill production process. Spent: US$ 1,283 thousand. Estimated future cost: US$ 3,166 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: US$ 6,163 thousand. Estimated future cost: US$ 6,568 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: US$111 thousand. Estimated future cost: US$56 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2002 we paid US$104 thousand in relation to the system and we anticipate spending an additional amount of US$ 68 thousand .

30.	SUBSEQUENT EVENTS

On February 3, 2003 the Company obtained a US$ 150 million loan from J.P. Morgan – Chase denominated in US dollars which has a variable interest rate of LIBOR plus 0.85%. The principal repayment is due in February 2008.

No other events have occurred since December 31, 2002 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: April 4, 2003	By: /s/ ALEJANDRO PÉREZ
Name: Alejandro Pérez Title: Chief Executive Officer